UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934



                           For the month of: July 2008

                         Commission File Number: 1-8139


                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F |X|     Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 10, 2008, Dr. Henry Simon, chair, Zarlink Semiconductor, and Kirk Mandy, president and chief executive officer, sent a letter to the shareholders in regards to the special shareholders meeting being held on July 23, 2008. A copy of the press release and the letter sent to the shareholders is being furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this report and incorporated herein by reference.


  Exhibit No.          Description
  -----------          -----------

     99.1              Press release dated July 10, 2008
     99.2              Letter to Shareholders dated July 10, 2008




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Zarlink Semiconductor Inc.


Dated: July 10, 2008                                 By:  /s/ Andre Levasseur
                                                          ----------------------
                                                          Andre Levasseur
                                                          Corporate Controller